

Mr. Charles R. Waldron
Chief Financial Officer
Learning Tree International, Inc.
1805 Library Street
Reston, VA 20190

February 12, 2008

Re:     **Learning Tree International, Inc.**
        **Form 10-K for Fiscal Year Ended September 28, 2007**
        **Filed December 11, 2007**
        **File No. 000-27248**

Dear Mr. Waldron:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,


                        Larry Spirgel
                        Assistant Director